SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated November 10, 2023, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, Argentina - November 10, 2023 – IRSA Inversiones y Representaciones Sociedad Anónima (NYSE:IRS; BYMA:IRSA), Argentina's leading Real Estate company, informs that today, in compliance with the provisions contained in articles 72 and 73 of Law 26,831 and in Section IV, Chapter III, Title II of the CNV Rules, it has executed a Trust Administration Contract at cost for a project development and construction of a residential building, stores (gastronomic use), and complementary parking spaces, which is subject to fulfillment of certain suspensive conditions detailed below, and in which the Company will have the character of money trustor. Likewise, and as beneficiary of the trust, IRSA will receive approximately 5,128 salable square meters and 32 parking spaces, also fulfilling functions as a developer based on its expertise in residential real estate development. TMF Trust Company (Argentina) S.A., a company with a fiduciary purpose that is not a related party, will act as trustee.

The aforementioned trust contract involves the contribution of a building owned by Banco Hipotecario S.A. (“BHSA”), an entity in which the Company holds a significant interest. The building is located in the block embraced by the streets Carlos Pellegrini, Presidente Perón, Sarmiento and Pasaje Carabelas, in the City of Buenos Aires. As previously indicated, the aforementioned contract is subject to certain suspensive conditions, including: (i) formalization of the corresponding approvals by BHSA; (ii) transfer of the property to the trust by BHSA as land trustor; (iii) participation of money trustor’s investors until reaching 100% of the funds required for the project and (iv) obtaining the final approval of the project under the provisions of Law 6508 of the Buenos Aires City Government. To date, the foregoing suspensive conditions are pending and have not been materialized.

Finally, it is informed that the trust underlying project has pre-approval for the Microcentro district reconversion regime issued by the Government of the City of Buenos Aires (Law 6508).

The execution of the aforementioned contract has been approved yesterday by the Board of Directors of the Company, with the corresponding consultation to the Audit Committee that had no objections towards this transaction and the statement is available to all the Shareholders at the Company´s headquarters.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

November 10, 2023	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets